Via Facsimile and U.S. Mail
Mail Stop 6010

September 9, 2008

Neil Martucci
Chief Financial Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive
Suite 105
Park Ridge, NJ 07656

Re: **Tetragenex Pharmaceuticals, Inc.**
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52292

Dear Mr. Martucci:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief